El Tamarindo Inc.

Statement of Cash Flows

October 2020 - July 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	138,505.28
Adjustments to reconcile Net Income to Net Cash provided by operations:	
20000 Account Payable Vendors	0.00
20050 Capital One Credit Card	3,466.66
20400 Sales Tax Payable	9,443.71
24050 Federal Withholding & FICA Liability	-12,109.65
24100 MD Tax Withholding Liability	-299.36
24200 DC Tax Withholding Liability	3,840.70
24300 VA Tax Withholding Liability	61.06
25100 Tips Liability	0.00
SBA Paycheck Protection Program 1st Draw Loan	-154,166.00
SBA Paycheck Protection Program 2nd Draw Loan	215,874.21
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**66,111.33**
Net cash provided by operating activities	**$204,616.61**
INVESTING ACTIVITIES	
Equipment - Patio Heaters/Other	-6,997.38
Furniture - Wayfair	-715.44
Two Machines	-4,609.53
Vehicle-Van	-6,655.00
Net cash provided by investing activities	**$ -18,977.35**
FINANCING ACTIVITIES	
31200 Shareholder Contribution	1,750.00
31400 Shareholder Distribution	-6,389.50
Shareholder Contribution:Miscellaneous	-19,642.01
Net cash provided by financing activities	**$ -24,281.51**
NET CASH INCREASE FOR PERIOD	**$161,357.75**
Cash at beginning of period	107,741.05
CASH AT END OF PERIOD	**$269,098.80**